# TOKYO AOYAMA AOKI LAW OFFICE

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File No. 82-5227

October 9, 2003





VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility



Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Organization and Personnel Changes (dated September 30, 2003)
- Organization Chart of Sammy Corporation (as of September 30, 2003)

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

dlw 10/27

(Translation)

**File No. 82-5227**
September 30, 2003

Dear Sirs,


| | |
|---|---|
| Name of Company: | Sammy Corporation |
| Name of Representative: | Hajime Satomi,<br>President and Representative Director (Chief Executive Officer) |

(Code No. 6426, Tokyo Stock Exchange 1st Section)

| | |
|---|---|
| Further Inquiry: | Hideo Yoshizawa,<br>Executive Officer and Division Manager, Corporate Planning Division<br>(TEL: 03-5950-3790) |


## Notice of Organizational and Personnel Changes

Notice is hereby given that in accordance with the resolution adopted at a meeting of the Board of Directors of Sammy Corporation (the "Company") held on September 30, 2003, organizational and personnel changes will be implemented as of October 1, 2003, as described below:

Description

1. Purpose of organizational and personnel changes

To ensure continuous growth as a global general entertainment company on a middle- and long-range basis in the future, the Company intends to implement organizational and personnel changes to leverage its organizational system. With regard to the N.E.W.S. (New Entertainment World of Sammy) business, which is the Company's middle- and long-range growth strategy, the Company will implement organizational and personnel changes in Amusement Sales & Marketing Division and AM/N.E.W.S. Business Division to define their respective roles as their business has expanded in scale. With regard to its mainstay pachislot and pachinko machine business, the Company will implement organizational and personnel changes in Production Division and SP Business Control Office to improve their operational efficiencies.

2. Organizational changes (*Please see the attached Organization Chart)

(1) Amusement Sales & Marketing Division

The Company will establish an "Overseas Business Control Department" and a "Business Development Department" to clearly define their separate roles for the business relating to its new game machine for industrial use "ATOMISWAVE" and expand its business of game machines for industrial use in the global market.

(2) AM/N.E.W.S. Business Division

In preparation for the worldwide expansion of its business in scale, the Company will rearrange the functions of its current "Business Planning Department", "Administration Supporting Department" and "Business Project Department" according to their roles to be assigned to a new "Business Strategy Department", "Business Control Department" and "Business Project Department".

(3) Production Division

The Company will establish a "Production Administration Department" to improve production efficiencies to meet market needs and control production processes, whereby further strengthening its production system.

3. Personnel changes

| New Title | Name | Former Title |
|---|---|---|
| Deputy Division Manager, Production Division | Munekazu Kamo | Assistant to Division Manager, Production Division |
| General Manager, Purchasing Department, R& D Control Office | Youki Sugimoto | Deputy General Manager, Purchasing Department, R& D Control Office |
| General Manager, Marketing Control Department, SP Sales Division | Yasuhiko Yoshimura | General Manager, Fukuoka Branch, Marketing Control Department, SP Sales Division |
| General Manager, Nagoya Branch, Marketing Control Department, SP Sales Division | Masao Tamura | General Manager, Merchandise Department, SP Sales Division |
| General Manager, Fukuoka Branch, Marketing Control Department, SP Sales Division | Tokinori Ueda | General Manager, Sales Promotion Department, SP Sales Division |
| Assistant to Division Manager, SP Sales Division | Shouzo Murakami | General Manager, Nagoya Branch, Marketing Control Department, SP Sales Division |
| General Manager, Merchandise Department, SP Sales Division | Kazuo Nishimura | General Manager, Purchasing Department, R & D Control Office |
| General Manager, Administration Department, SP Sales Division | Mikio Morimoto | Associate General Manager, Administration Department, SP Sales Division |
| General Manager, Business Project | Tomokuni Nishino | Manager, Business Planning Group, |

| | |
|---|---|
| Department, AM/N.E.W.S. Business Division | Business Planning Department, AM/N.E.W.S. Business Division |

- END -

File No. 82-5227

# Organization Chart of Sammy Corporation
## (as of September 30, 2003)



Auditors' Meeting
Board of Directors
President and Chief Executive Officer
Audit Office
Production Division
Products Distribution Department
Administration Department
Manufacturing Department
Production Administration Department
AM/N.E.W.S. Business Division
Business Strategy Department
Business Project Department
Business Control Department
Amusement Sales & Marketing Division
Overseas Business Control Department
Business Administration Department
Business Development Department
Sales Department
SP Business Control Office
SP Sales Division
Administration Department
Sales Control Department
Marketing Control Department
Merchandise Department
Sales Promotion Department
R&D Control Office
N.E.W.S. R&D Division
AW R&D Department
AM R&D Department
CS R&D Department
Patent Department
Quality Assurance Department
Purchasing Department
Development Administration Department
Image R&D Department
PC R&D Division
PC Technical R&D Department
PC Planning/Software R&D Department
PS R&D Division
PS Technical R&D Department
PS Software R&D Department
PS Planning R&D Department
Administration Division
Information Technology Department
Accounting & Finance Department
General Affairs Department
Personnel Department
Legal & Compliance Department
Corporate Planning Division
New Business Development Department
Business Planning Department
President Office
Public Relations Department
Secretariat